Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210	T: 617.570.1762 goodwinprocter.com

September 16, 2022

VIA EDGAR

Office of Real Estate & Construction Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Omega Alpha SPAC
Form 10-K for the year ended December 31, 2021 Filed March 30, 2022
Form 10-Q for the quarter ended March 31, 2022 Filed May 13, 2022
Form 10-Q for the quarter ended June 30, 2022 Filed August 12, 2022
File No. 001-39840

Ladies and Gentlemen:

This letter is being submitted on behalf Omega Alpha SPAC (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2021 filed on March 30, 2022 (the “Form 10-K”) and the Company’s Form 10-Q for the quarter ended June 30, 2022 filed on August 12, 2022 (the “Form 10-Q”), as set forth in your letter dated September 9, 2022 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with a response below the numbered comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Form 10-K or Form 10-Q, as applicable, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form 10-K for the year ended December 31, 2021 filed March 30, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company’s sponsor, Omega Alpha Management, is controlled by and has substantial ties with non-U.S. person(s) in Italy and Switzerland. However, the Company does not believe that any such facts or relationships would materially impair the ability of the Company to complete a business combination.

Division of Corporation Finance

September 16, 2022

The Company will add a risk factor (provided below) in its future filings to disclose that its sponsor is controlled by and has substantial ties with non-U.S. person(s).

The Company may be deemed a “foreign person” under the regulations relating to the Committee on Foreign Investment in the United States (“CFIUS”), and any business combination may be subject to U.S. foreign investment regulations and review by CFIUS or another U.S. government entity.

Our sponsor, Omega Alpha Management, is controlled by and has substantial ties with non-U.S. persons in Italy and Switzerland. Certain federally licensed businesses in the United States are subject to rules or regulations that limit foreign ownership. In addition, CFIUS is an interagency committee authorized to review certain transactions involving “foreign persons” to determine the effect of such transactions on U.S. national security. Therefore, because we may be considered a “foreign person” under such rules and regulations, we could be subject to foreign ownership restrictions and/or CFIUS review if our proposed business combination is between us and a U.S. target company engaged in a regulated industry or which may affect national security.

The scope of CFIUS was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-passive, non-controlling investments in sensitive U.S. businesses. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory CFIUS filings. It is unclear at this stage whether our potential business combination will fall within CFIUS’s jurisdiction, and if so, whether we would be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS. If we seek CFIUS review prior to the completion of our initial business combination, we may be subject to substantial delays and increased transaction costs. If we are required to undergo a CFIUS review following the completion of our initial business combination, in addition to any conditions or divestiture requirements imposed on us, we may incur substantial costs in connection therewith. Other possible foreign ownership limitations, and the potential impact of CFIUS, may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Division of Corporation Finance

September 16, 2022

FORM 10-Q for the quarter ended June 30, 2022

Exhibits 31.1 and 31.2, page 1

2.	We note that your certifications omit the introductory language referring to internal control over financial reporting in paragraph 4 and paragraph 4(b) language referring to internal control over financial reporting. Please file an amendment to your quarterly reports for the periods ended March 31, 2022 and June 30, 2022 that include certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

RESPONSE: We respectfully advise the Staff that the Company has filed the amendments to the quarterly reports for the periods ended March 31, 2022 and June 30, 2022, that include certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a).

* * *

Division of Corporation Finance

September 16, 2022

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Jacqueline Mercier at (617) 570-1762 or JMercier@goodwinlaw.com.

Sincerely,

/s/ Jacqueline Mercier
Goodwin Procter LLP

cc:	Eric McPhee
Wilson Lee
Securities and Exchange Commission

Francesco Draetta
Deirdre Cunnane
Omega Alpha SPAC